Exhibit 99.1

Leading Independent Proxy Advisory Firm ISS Joins Glass Lewis in Recommending Shareholders Vote to Keep the Current SINOVAC Board in Place

ISS states, “[T]he [current] board appears to be working to pay SVA shareholders their fair share of dividends, and to resume trading of the company's shares, which are the two most pressing issues currently facing SVA shareholders.”

SINOVAC’s Board of Directors encourages shareholders to follow recommendations by ISS and Glass Lewis and VOTE the WHITE proxy card “AGAINST” the misguided proposals to remove the SINOVAC Board and appoint the Reconstituted Imposter Former Board Slate

Special Meeting of SINOVAC shareholders to be held on July 8, 2025

To learn more, visit: VoteSinovac.com

BEIJING, July 4, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that leading independent proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) has joined Glass, Lewis & Co. (“Glass Lewis”) in recommending that SINOVAC shareholders vote to KEEP the current SINOVAC Board in place by voting the WHITE proxy card “AGAINST” the election of the Reconstituted Imposter Former Board Slate at the upcoming Special Meeting of Shareholders (the “Special Meeting”).

The SINOVAC Board issued the following statement in response to ISS’ recommendation:

“We are thrilled that independent proxy advisors ISS and Glass Lewis recommended shareholders vote to KEEP SINOVAC’s current Board in place and OPPOSE the Reconstituted Imposter Former Board Slate. In making their recommendations, ISS and Glass Lewis both recognized the swift actions the current SINOVAC Board has taken to restore fairness and deliver value to SINOVAC’s rightful shareholders, and they have criticized the Imposter Former Board’s abject governance failures that robbed value from SINOVAC shareholders during its seven-year “de facto” tenure.

“The facts speak for themselves: over the past four months, the current SINOVAC Board has demonstrated its commitment to righting the wrongs of the Imposter Former Board. The current Board has declared a US$55.00 per common share special cash dividend and has continued to lay the groundwork for additional distributions, is working with NASDAQ to resume trading, and is launching a formal exploration of a future listing on the Stock Exchange of Hong Kong to promote liquidity and support shareholder value creation.

“In contrast, the Imposter Former Board, in close coordination with SAIF, Advantech/Prime Success (“Advantech/Prime”) and Vivo Capital (together, “the Dissenting Investor Group”), continue to attempt to derail our progress through misleading rhetoric, baseless claims and frivolous legal actions. Their self-serving objective is clear: regain control of SINOVAC and deprive common shareholders of their rightful dividend payments.

“We urge shareholders to follow the recommendations of both leading independent proxy advisory firms by voting AGAINST the election of the Reconstituted Imposter Former Board on the WHITE proxy card.”

Highlights from the ISS Report include1 (emphasis added):

SUPERIORITY OF THE CURRENT BOARD

•	“[T]he [current] board appears to be working to pay SVA shareholders their fair share of dividends, and to resume trading of the company's shares, which are the two most pressing issues currently facing SVA shareholders.”

DIVIDEND PAYMENTS

•	“In engagement with ISS, when [the dissident’s] nominees who were former board members were asked why they did not pay dividends to SVA shareholders when they were board members, they gave several answers. […] However, neither reason is reflected in the company's statements in its annual report for 2023, in which it states that the company ‘has no intention to distribute dividends in the near future.’ When the available facts outlined in the sections above are taken into account, it is difficult to rationalize the conduct of the former board with regard to dividend distributions to SVA shareholders.”

•	“The former board […] presided over transactions that enabled the payment of billions of dollars in dividends to minority shareholders of SLS, all while it told SVA shareholders that it had no plans to pay dividends to them.”

POISON PILL AND NASDAQ TRADING HALT

•	“It appears that the former board used the poison pill as an entrenchment mechanism. The former board declared that it had been triggered over one year prior, and acted to issue shares accordingly. In doing so, it appears that the former board was using it against shareholders who had cast more votes for their candidates at the 2018 AGM than had been cast for management nominees. In that sense, it appears that the former board was using the pill to overturn the will of a majority of shareholders.”

•	“During this contest, the dissident has not provided a convincing explanation for why the former board could not remove the trading halt.”

•	“[…] the more than decade-long record of former board members on the dissident slate paints a picture of a board that adopted and triggered a poison pill to disenfranchise shareholders, which led to the trading halt of the company's shares.”

IMPOSTER FORMER BOARD’S SELF-DEALING

•	“Shareholders can reasonably question whether the former SVA board acted appropriately in its appointment of SLS board members, who presumably approved the sale of nearly 41 percent of the entity at a time when SLS was generating healthy profits.”

At the Special Meeting, shareholders will have the chance to send a clear message to the Dissenting Investor Group: SINOVAC will no longer be held captive to their self-dealing.

1 Permission to use quotations was neither sought nor obtained.

SINOVAC’s Board urges shareholders to protect their investment and the future of their Company by voting the WHITE proxy card today “AGAINST” Proposals 1 and 2 at the Special Meeting.

For more details on the misdeeds and shareholder harm caused by the Imposter Former Board and Dissenting Investor Group, visit our website www.votesinovac.com.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

The Special Meeting of Shareholders will be held on Wednesday, July 9, 2025, at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025, at 8:00 p.m. Atlantic Standard Time). Valid shareholders of record as of the close of business on May 19, 2025, are entitled to vote at the meeting.

If you have any questions about locating your control number or voting your shares, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

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FGS Global

Sinovac@fgsglobal.com